February 22, 2011

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Immunomedics, Inc.

Form 10-K for the year ended June 30, 2010

File No. 000-12104

Dear Mr. Rosenberg:

This letter is submitted on behalf of Immunomedics, Inc. (“Immunomedics” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated February 11, 2011 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

1.	You disclose that you have a majority ownership interest in IBC Pharmaceuticals, Inc. of 73.26%. Please tell us why you do not report the noncontrolling interest in your subsidiary separately from your equity in your consolidated balance sheets. Refer to ASC 810-10-55-4I.

2.	Tell us why you do not present the consolidated net income or loss attributable to your noncontrolling interest in IBC Pharmaceuticals separately on the face of your consolidated statements of operations. Refer to ASC 810-10-55-4J.

Response to Comments 1 and 2:

The Company acknowledges the Staff’s comments and agrees that the Company should have reported its noncontrolling interest in IBC Pharmaceuticals, Inc. separately from the Company’s equity in its consolidated balance sheet and consolidated statement of changes in shareholders equity as well as the net loss attributable to its noncontrolling interest in IBC Pharmaceuticals, Inc. separately on the face of the Company’s

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February 22, 2011

consolidated statement of operations for the year ended June 30, 2010 and for each of the interim periods during the 2010 and 2011 fiscal years. Based on our analysis of the impact related to presenting the noncontrolling interest separately in the consolidated financial statements as required by ASC 810-10-55-4I, the Company concluded the impact was immaterial. The net loss allocated to noncontrolling interests included in the Company’s consolidated statement of operations for the 2010 fiscal year was $49,892, which is less than 1% of reported net income for that year, and there is no impact to reported earnings per share for the year. Similarly, interim financial statements for the fiscal year ended June 30, 2010 were also insignificant. The net loss allocated to noncontrolling interests included in the Company’s consolidated statement of operations for the six-month period ended December 31, 2010 was $65,231, which is less than 1% of reported net loss for that six-month period, and there is no impact to reported loss per share for that period. Similarly, interim financial statements for the three-month periods ended September 30, 2010 and December 31, 2010 were also insignificant.

The Company has evaluated the effect of making such adjustments and disclosures as of the date of adoption, July 1, 2009, and on its consolidated financial statements as of June 30, 2010 and for each of the interim periods from September 30, 2009 through December 31, 2010. This evaluation has been made using the guidelines provided in Staff Accounting Bulletin (SAB) 108. As a result, the Company has concluded that the effects of the adjustments and disclosures on the face of the Company’s consolidated financial statements related to its noncontrolling interest in IBC Pharmaceuticals, Inc., including the period of correction, is immaterial. Accordingly, the Company intends to recognize the cumulative effect of these adjustments in the Company’s third quarter fiscal 2011 Form 10-Q filing as of and for the three and nine months ended March 31, 2011, as an immaterial correction of an error.

Indicated below are both the qualitative and quantitative matters the Company considered in developing its conclusion.

The Company is principally focused on research and development activities. We believe that the users of the financial statements are focused on the Company’s funded status and research and development milestones (i.e. continued successful progress on drug development). The Company does not guide its investors with earnings per share targets, but rather, the Company’s cash utilization expectations in the coming year and expectations to achieve clinical milestones (i.e. continued clinical progress). None of these metrics are impacted by the losses attributable to noncontrolling interests. Additionally, net income and consolidated equity do not change as a result of these adjustments.

Securities and Exchange Commission

February 22, 2011

Annual and Quarterly Trends

The impact of not recording and presenting the impact of the noncontrolling interest separately in the Company’s consolidated statement of operations does not influence any trends in the Company’s quarterly or annual operating results for the periods affected.

Compliance with Contractual Requirements of Operating and Other Agreements

The Company has no such agreements which are affected by not recording these adjustments.

Management’s Bonuses or Other Incentive Compensation

The Company’s incentive compensation is not affected by recording or not recording these adjustments.

In addition, the effect of not recording adjustments related to the Company’s noncontrolling interest does not:

•	Affect regulatory requirements

•	Cause the concealment of an unlawful transaction

•	Materially affect any individual financial statement line items

•	Affect analysts’ earnings expectations, in the Company’s judgment

•	Cause a potential market reaction, in the Company’s judgment

Based on the considerations above, the Company believes the accounting for the noncontrolling interests is an immaterial correction of an error that will be corrected prospectively in the Company’s March 31, 2011 fiscal 2011 Form 10-Q.

3.	Please provide us proposed disclosure to be included in future filings of all disclosures required by ASC 810-10-65.

Securities and Exchange Commission

February 22, 2011

Response:

The Company acknowledges the Staff’s comment and proposes to include the following disclosure (updated as of a then current date) in its future filings, including in its next Quarterly Report on Form 10-Q:

The Company’s Principles of Consolidation and Presentation in Note 2 to the condensed consolidated financial statements will be revised to reflect the following:

“The consolidated financial statements include the accounts of Immunomedics and its majority-owned subsidiaries. Noncontrolling interests in consolidated subsidiaries in the consolidated balance sheets represent minority stockholders’ proportionate share of the equity (deficit) in such subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.”

The consolidated statements of operations will be revised to reflect the following presentation in our future filings. The example disclosure below is provided to show the Staff how we plan to present our statement of operations in the future:

Year Ended 6/30/2010
Net Income	$36,996,226
Less Net (Loss) Attributable to Noncontrolling Interests	(49,892)

Net Income Attributable to Stockholders	$37,046,118
Net Income per share:
Basic
Diluted	$0.49
$0.49

Weighted Average Common Share Outstanding:
Basic	75,200,866
Diluted	75,994,190

The consolidated balance sheets will include a caption for noncontrolling interests in the Company’s third quarter fiscal 2011 Form 10-Q filing as of March 31, 2011 and the consolidated statement of changes in stockholders equity (deficit) for the year ending June 30, 2011 will include a caption for noncontrolling interests.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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February 22, 2011

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions regarding the foregoing responses, please do not hesitate to call me at (973) 605-8200 x185.

Sincerely,

/s/ Gerard G. Gorman Gerard G. Gorman Senior Vice President, Finance and Business Development and Chief Financial Officer

cc:	Andrew P. Gilbert, Esq., DLA Piper, LLP
Fax: (973) 520-2573